January 18, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company (“Jackson”)
Jackson National Separate Account – I (“Registrant”)
File Nos. 333-70472 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 91 (the “Amendment”) under the Securities Act of 1933, and Amendment No. 240 under the Investment Company Act of 1940, to the registration statement.  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The Amendment supersedes Post-Effective Amendment No. 89 (“Prior Amendment”), which was filed on November 18, 2010. The purpose of the Prior Amendment was to add an additional prospectus for the Perspective II annuity contract (the “PII Contract’) for use in selected distribution channels, which includes an additional optional 6% contract enhancement endorsement1.  The Amendment contains the prospectus contained in the Prior Amendment for the purpose of adding it to the registration statement. The prospectus contained in the Amendment includes updated disclosure to reflect responses to the comments you provided via telephone on December 23, 2010 and to reflect other changes described below. A marked courtesy copy (labeled as “Prospectus B”) will be provided to the Commission Staff under separate cover. It will show and identify the original changes contained in the Prior Amendment, and show and identify the changes made in response to Staff comments.

The Amendment includes an additional prospectus for the PII Contract. This prospectus will be used in selected, but different, distribution channels and will also include the optional 6% contract enhancement endorsement and an optional four-year withdrawal charge period feature (in place of the five-year withdrawal charge period otherwise provided under the PII Contract) and will exclude the optional 20% additional free withdrawal provision. The four-year withdrawal charge period feature and related disclosure is identical to the feature and disclosure contained in another of Jackson’s registered annuity contracts, Retirement Latitudes (File No. 333-132128). A courtesy copy of this prospectus (labeled as “Prospectus C”) redlined to the base traditional prospectus for the PII Contract will be provided to Commission Staff.

The base traditional prospectus for the PII Contract was included in the Prior Amendment only through inclusion of a “savings clause” that preserved its effectiveness. It is physically included in the Amendment.  A courtesy copy of the prospectus (labeled as “Prospectus A” ) redlined to the most recent effective prospectus filed in Post-Effective Amendment No 88 on October 5, 2010, will be provided to the Commission Staff.

All prospectuses contained in the Amendment  include the following changes:

•	Revisions to the AutoGuard 5 and AutoGuard 6 Guaranteed Minimum Withdrawal Benefits (GMWBs).
•
A new optional GMWB, Jackson Select Protector. This is a modified version of the Jackson Select GMWB which will no longer be available. In the courtesy copy of the base traditional prospectus labeled as Prospectus A, the disclosure for the Jackson Select Protector is redlined against the disclosure for Jackson Select contained in the referenced filing.

•	Fixed account restrictions that apply if any contract enhancement endorsement is elected.
•	Elimination of availability for the Guaranteed Minimum Accumulation Benefit (GMAB), the Jackson Select GMWB, and the Jackson Select With Joint Option GMWB as of May 1, 2011.
•	Revision of GAWA calculation methodology limiting occurrences of “excess withdrawals” when the final payouts of guaranteed withdrawals are made.
•	New disclosure related to confirmation statements.

Please note that several other currently registered annuity contracts will contain these revisions.  Regarding the additional contracts and related registration statements, a request for approval pursuant to Rule 485(b)(1)(vii) will be timely submitted.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:  Ellen Sazzman
       Joan E. Boros

1 The additional contract enhancement endorsement is the subject of an application for exemption in connection with the applicable recapture charge (File No. 812-13841).

January 18, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account - I (Perspective II) File Nos.: 333-70472 and 811-08664

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (517) 367-3872. Yours truly, FRANK J. JULIAN Frank J. Julian Associate General Counsel cc: Ellen Sazzman